Filed by Echostar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                               Subject Companies: Hughes Electronics Corporation
                                                     Commission File No. 0-26035
                                                      General Motors Corporation
                                                     Commission File No. 1-00143
                                                         Date:  December 5, 2001



                         TESTIMONY OF CHARLES W. ERGEN,
              CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION
                      BEFORE THE HOUSE JUDICIARY COMMITTEE
                                DECEMBER 4, 2001

         Mr. Chairman, Mr. Conyers and distinguished members of this Committee, on behalf of EchoStar Communications Corporation, I want to thank you for inviting our company to testify today. We appreciate the opportunity to discuss video competition issues and how the merger of EchoStar Communications Corporation (EchoStar) and Hughes Electronics Corporation (Hughes) will promote competition in the Multichannel Video Programming Distribution (MVPD) market and offer much needed benefits for American consumers.

         EchoStar started 21 years ago providing large, C-band satellite TV dishes to rural Americans. In 1996, we launched the small dish satellite TV service called DISH Network, and it has become the leader in the pay television industry in offering low prices for superior, digital television products.

         We believe after the merger of EchoStar and Hughes, consumers nationwide will have the kind of competition to cable that members of Congress hoped for when they passed the 1996 Telecommunications Act. Combining EchoStar and Hughes is the only way to provide truly effective competition to the dominant and entrenched cable companies who control about 80% of the MVPD market with nearly 70 million subscribers.

         It has been suggested that the relevant product market for examining this proposed merger should be narrowly defined to encompass only satellite TV services, while excluding cable television. The DOJ has described the relevant antitrust market as MVPD services. Satellite TV providers compete with cable television providers, SMATV, Multipoint Multichannel Distribution Service or wireless cable, C-Band satellite TV service, cable overbuilders, and the National Rural Telecommunications Cooperative (NRTC) and their affiliates, such as Pegasus Communications.

         Competition in the multichannel video marketplace continues to expand but will only reach fruition if satellite TV is allowed to become a truly effective competitor to the dominant and entrenched cable companies. EchoStar and Hughes face competitive barriers which prevent them from providing consumers with the programming and services they desire, and which limit satellite TV's effectiveness in provoking a competitive response from cable. These barriers include the duplication of very limited and scarce satellite spectrum or bandwidth. By eliminating channel duplication, the merger will generate sufficient bandwidth for the new EchoStar to offer more local TV channels into many more markets than ever before, will also help bridge the rural/urban "digital divide" through the development of an affordable, satellite-based, two way, high-speed Internet access product available to both rural and urban areas, and the rapid advancement of high definition TV, specialty and educational programming and interactive television services like video on demand. As a result, American consumers will benefit by receiving competitive prices nationwide, both for current services and for new services that would not otherwise be available.

         Satellite TV service is distributed nationally and we will by necessity continue to offer nationwide prices for our services. Therefore, all of the benefits of the merger will be available to consumers across the country and will be especially beneficial for rural consumers who have long been ignored by cable. That is why we have committed to nationwide pricing where all consumers, including rural Americans, will get the price benefits from the intense competition occurring in urban areas.

         We are confident that after a thorough evaluation, the DOJ and the FCC will find that the proposed merger will not violate antitrust laws, is in the public interest, and most importantly, will result in substantial, pro-competitive, consumer benefits in both rural and urban America. We look forward to working closely with these agencies and individuals in their reviews.

                         TESTIMONY OF CHARLES W. ERGEN,

              CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION

                      BEFORE THE HOUSE JUDICIARY COMMITTEE

                                DECEMBER 4, 2001

         Mr. Chairman, Mr. Conyers and distinguished members of this Committee, on behalf of EchoStar Communications Corporation, I want to thank you for inviting our company to testify today. We appreciate the opportunity to discuss video competition issues and how the merger of EchoStar Communications Corporation (EchoStar) and Hughes Electronics Corporation (Hughes) will promote competition among multichannel video providers and offer much needed benefits for consumers. We would like to outline for you why we believe the merger should and will win antitrust approval from the Department of Justice (DOJ) and regulatory approval from the Federal Communications Commission (FCC).

I.       ECHOSTAR'S LONG HISTORY OF COMPETING AGAINST CABLE

         EchoStar started 21 years ago providing large, C-band satellite TV dishes to rural Americans. The demand grew quickly as consumers, schools and businesses sought television service in areas untouched by cable or off-air network TV signals. In 1996, we launched the small dish satellite TV service called DISH Network to provide competitive television services to urban and suburban consumers as well as those in rural areas. Since its debut, EchoStar's DISH Network has been the leader in the pay television industry in offering low prices for superior, digital television products. Other notable items about EchoStar include the following:


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

a) EchoStar began lowering its prices for satellite TV equipment to offer affordable or even free equipment and switched its annual programming fees for consumers to monthly fees, all in an attempt to compete better with cable companies.

b) Today, DISH Network offers consumers four main programming packages starting with America's Top 50 for $21.99 per month for over 60 channels that include the best in entertainment, sports, news and children's programming. The top programming package available from DISH Network is America's Everything Pak for $69.99 which offers 200 channels, including premium movie packages such as the popular HBO and Showtime.

c) We have been ranked number one in 2 of the last 3 years in the J.D. Power and Associate's customer satisfaction survey among satellite and cable TV subscribers.

d) A study by the University of Michigan Business School also rated EchoStar's DISH Network number one in overall customer satisfaction in 2001.1

e) We currently have 6 high-power direct broadcast satellites in orbit, and we expect to launch three more satellites within the next 2 years to expand our local TV channel service, to comply with must-carry rules and to offer other services.

f) We have invested billions of dollars and extensive technological resources to compete vigorously in the marketplace with cable and to make satellite technology affordable and accessible for all Americans.


         The planned merger with Hughes resulting in the new EchoStar, will be a huge advance in our long-standing mission to compete with the dominant and entrenched cable companies. Satellite TV providers have limited, scarce spectrum to broadcast programming, and right now, DISH Network and DirecTV each broadcast hundreds of duplicate channels. For instance, both

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companies broadcast the same two C-SPAN channels, the same Disney channels, and so on. The merger will end this wasteful redundancy and offer consumers more programming such as the following: local broadcast channels available via satellite to more markets; greatly expanded high-definition television programming; pay-per-view and video-on-demand services and educational, specialty and foreign-language programming; and other new and improved product offerings, including interactive TV services. The merger will also allow us to reduce the rates we pay programmers which will create greater value for consumers, especially by ending the practice of programming providers charging satellite TV companies higher rates than they do cable companies. The combined company will also help bridge the rural/urban "digital divide" through the rapid development of an affordable, satellite-based, two-way, always on, high-speed Internet access product available to both rural and urban areas.

         New and better products, efficient operations, and more vigorous competition are precisely those things that the antitrust laws are meant to promote. That's why we believe that this merger will win the support of DOJ and FCC.


II.      MARKET DEFINITION OF MULTICHANNEL VIDEO PROGRAMMING DISTRIBUTION (MVPD)

         DISH Network and DirecTV provide pay television services, including traditional cable networks like ESPN and CNN, premium movie channels like HBO, and local broadcast stations. Satellite TV providers compete with cable television providers, which offer similar channels and services and offer local broadcast stations in virtually every market they serve. Satellite TV providers also compete with other competitors that offer a similar mix of programming, including SMATV, which offers "private cable" to apartment buildings and single-family

---------------------
1 Source: American Customer Satisfaction Index, University of Michigan Business School, August 2001.

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

residential developments; Multipoint Multichannel Distribution
Service (MMDS) or wireless cable; C-Band satellite TV service, which recently began to offer digital service nationwide; and cable overbuilders such as RCN, WideOpenWest and Knology that are beginning to deliver a multitude of bundled services by fiber. National Rural Telecommunications Cooperative (NRTC) and their affiliates, such as Pegasus Communications which has rights to independently market certain DirecTV programming in defined geographic areas, also compete in the pay television market, also known as the Multichannel Video Programming Distribution (MVPD) market.

         Some have attempted to suggest that the relevant product market for examining this proposed merger should be narrowly defined to encompass only satellite TV services, while excluding cable television. But as you will see in my testimony, such a definition not only flies in the face of reality, it has also already been rejected by the DOJ. The DOJ clearly rejected that approach first in its 1998 case by blocking the acquisition by Primestar, Inc. of the 110 degree orbital slot, and more recently in comments urging the FCC to approve the transfer of that orbital slot to EchoStar. The DOJ has described that the relevant antitrust market as Multi-Channel Video Programming Distribution (MVPD) services.2

         DirecTV and DISH Network are the nation's third and sixth largest MVPD providers, which after the merger would consist of about 15 million combined subscribers, or 17% of the MVPD market. By contrast, the dominant and entrenched cable companies control about 80% of the MVPD market with nearly 70 million subscribers, according to the FCC's Annual

---------------------
2 See, e.g., Complaint P.P. 67, 76, 85, United States v. Primestar, Inc., Civil No. 1:98CV01193 (JLG) (D.D.C.) (May 12, 1998).

Assessment of the Status of Competition in the Market for the Delivery of Video Programming.3 In fact, the top 10 largest cable firms such as AT&T, AOL-Time Warner, Comcast, Charter, and others account for over 61 million cable customers.4

         Cable firms continue to dominate the MVPD market and have raised rates an average of over 6% in each of the last 10 years.5 These almost annual increases are two-and-a-half-times greater than the rate of inflation during the same period. In contrast, satellite TV equipment prices have steadily dropped and its programming prices risen only slightly, well below the rate of inflation. DirecTV did not raise its basic programming price from the launch of its service in 1994 until 2000, and DISH Network, since its launch in 1996, did not raise rates on its basic programming package until 2001.

1)       BARRIERS TO COMPETITION

         Satellite TV providers have made some headway in providing some competition against the dominant and entrenched cable companies, and American consumers are better off for it. However, EchoStar and Hughes face competitive barriers which prevent them from providing consumers with the programming and services they desire, and which limit satellite TV's effectiveness in provoking a competitive response from cable (as demonstrated by cable's ability to raise prices in the face of low satellite TV prices and 100 percent digital TV offerings). These barriers include:

---------------------
3 FCC's Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming. January 2001
4 Source: Cablevision Magazine Database, October 22, 2001. Basic subscriber counts are provided by MSOs and systems to Cablevision Magazine.
5 Source: Kagan World Media.

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

a)   The duplication of very limited and scarce satellite spectrum or bandwidth,

b) An inability to offer a more competitive, satellite Internet broadband option compared to cable's bundled video/Internet services,

c) Other operating inefficiencies such as duplicated administration, uplink, backhaul and satellite operations. This translates to $1.9 billion to $2.3 billion in unrealized savings and over $5 billion unrealized savings over a 3-year period,

d) Unrealized savings totaling billions of dollars from not combining satellite assets and spectrum sharing opportunities,

e) The burden of complying with must-carry rules, which force satellite TV providers to add hundreds of less popular local broadcast stations in markets where we carry local broadcast channels,

f) Our constrained ability to offer local TV channels due to limited, scarce satellite spectrum allocated by the government,

g) Our smaller market share of customers compared to the large cable operators. This hinders our ability to purchase necessary programming from cable operators at reasonable rates.


         The merger will help break down these competitive barriers and will allow the new EchoStar to fulfill satellite TV's potential as a vigorous competitor to cable and offer greater benefits to American consumers.

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

III.     CONSUMER BENEFITS OF PROPOSED MERGER

         The only way to remove the barriers to competition and realize a more competitive marketplace is by taking advantage of the extraordinary efficiencies and synergies created by combining EchoStar and Hughes.


1)       VASTLY INCREASED OUTPUT OF PROGRAMMING AND SERVICES

         Currently, the two satellite TV providers broadcast approximately 200 of the same entertainment, news and sports channels, and with the advent of must-carry rules on Jan. 1, 2002, both satellite TV companies will broadcast over 300 more of the same local and national TV channels for a total of over 500 duplicated channels. In other words, approximately 90% of the DBS spectrum will be wastefully repeated. These redundant transmissions are an inefficient use of limited satellite spectrum, and they prevent satellite TV providers from delivering other much needed content, such as local TV channels into more local areas or more high definition TV channels. By eliminating channel duplication, the merger will generate sufficient bandwidth for the new EchoStar to offer the following benefits:

a) The new EchoStar will expand local network television coverage from the current 42 markets the companies serve to over 100 markets, with local TV channels offered in at least one city in each state, including Alaska and Hawaii. This will provide local TV service to about 85% of U.S. households. This increase in the ability to serve local communities will eliminate the reason that consumers cite most often when deciding not to subscribe to satellite TV - the inability to receive their local broadcast channels.

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

b) The efficiencies from the merger will also allow the new EchoStar to offer more bandwidth-intensive HDTV programming with a minimum of 12 different channels. By offering a critical mass of HDTV programming, satellite TV could help jumpstart HDTV adoption, which has stagnated due to lack of the necessary bandwidth and the slow conversion by broadcasters and cable operators to this new medium. Our commitment to HDTV will provide incentives for programmers to increase HDTV programming, for manufacturers to market their HDTV sets more aggressively, for consumers to buy more HDTV sets, and for competitors like cable and network broadcasters to upgrade their HDTV capabilities, all resulting in lower prices for equipment and more HDTV channel choices for consumers.

c) As a result of the merger, the efficiencies that are created will make more bandwidth available for additional pay-per-view services as well as the necessary bandwidth and equipment development needed to compete against cable's new video-on-demand technologies.

d) Provide increased educational programming such as tele-medicine for rural areas, as well as more specialty and foreign-language programming,

e) The additional bandwidth will also allow the development of new and expanded interactive services such as localized weather and traffic, detailed point-and-click news and sports information, and television commerce shopping.

f) The merger will also allow the new company to expedite the introduction of affordable, satellite-based, two-way, always on, high-speed Internet access, as we will describe in more detail.

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

     Overall, the merger will enable the new EchoStar to provide all of the above services at more competitive rates to cable without sacrificing quality or service.


2)       STANDARDIZING SATELLITE TV EQUIPMENT

         Other efficiencies are gained by standardizing the two currently incompatible, satellite TV set-top box platforms currently offered by EchoStar and Hughes. Standardization will decrease manufacturing costs through volume purchasing and allow easier integration of satellite TV receiving equipment into TVs and other hardware. Standardization will also allow faster and more seamless production of new technologies like video on demand.

         To the extent that consumers will need new equipment to accomplish this standardization, there will be no costs incurred by current EchoStar or Hughes subscribers who wish to maintain their current level of subscription television programming.


3)        COST SAVINGS

          In addition to the extraordinary bandwidth and satellite-based Internet access efficiencies, the merger will create significant cost-saving efficiencies for the new company. These savings will enable it to offer a greater value to MVPD consumers, including the following:

a) Programming Costs: The new company's major expense after the merger will be programming costs. Currently, our company pays higher rates for programming than our larger cable competitors. The merger will allow for a level playing field with cable companies where the new EchoStar will be able to take advantage of volume discounts

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

     and negotiate for a more competitive price, which will help keep satellite TV prices low for consumers.

b) Advertising Revenue: The merger will also create a critical mass of viewers that will be more attractive to national advertisers, thereby increasing competition for national television advertising dollars. More advertising revenue will allow our company to earn enhanced, alternative revenue streams that will assist in keeping satellite TV rates competitive against cable.

c) Operational Savings: In addition to services that will challenge the service offerings of cable, the new company will eliminate substantial redundancies in uplink and backhaul expenditures while increasing output. For instance, coordinated satellite launches can save approximately $250 million a year. The merger will also increase innovation through sharing of past research and increased investment opportunities.

         The total cost savings from combining lower programming costs, increasing advertising revenue and reducing operational costs will total more than $2 billion after the first year and over $5 billion within a 3 year time span.


4)       GREATER ACCESS TO BROADBAND

         Another important efficiency created by the merger is the consolidation of the two companies' satellite broadband Internet services. Only through consolidation of satellites and spectrum will the new EchoStar be able to achieve the economies of scale and spectrum necessary to enable it to compete more effectively against the bundled cable/telephony/Internet services of cable. While broadband access is widely available in much of urban and suburban

America, service to rural areas has lagged far behind. The efficiencies created by this merger will help bridge the "digital divide" between our urban and rural citizens. The new EchoStar will serve millions of rural Americans without access to cable modem service or DSL with two-way, always-on, satellite-based, high-speed Internet access. At the same time, we will be better positioned to compete on a more level playing field with cable modems and DSL in urban areas, offering the same quality everywhere, all at competitively set, nationwide prices.

         Developing an efficient-scale satellite Internet service will require each company to put at risk an investment of at least $2 billion, without the fair prospect -- given each company's respective subscriber base -- of acquiring the number of users needed to make that investment economical.

         Both EchoStar and Hughes currently have relationships with start-up companies to develop satellite-based Internet systems that can be integrated with satellite video services. Each has a relationship with different firms currently offering services in the Ku band, and with firms developing services in the Ka band.6 Due to high equipment and installation costs of approximately $1,000, and monthly service fees ranging from $60 to $100, the service is simply not competitive on a price/quality basis with cable modem service or DSL. Currently, only one percent of total satellite subscribers, fewer than 200,000 subscribers, use the data services. Under current circumstances, this product serves only a high-priced, niche portion of the market. In order to justify the investment in research and development, satellite launches, and related infrastructure, as well as to bring costs down to competitive levels, a satellite-based Internet service would need vastly greater economies of scale to succeed against cable modem or DSL service. Neither satellite TV company alone has a large enough subscriber base from which to

---------------------
6 The Ka band system will not be ready for launch until 2002 at the earliest. The Ka band system is risky because this band is subject to more rain interference than the Ku band and may have technical problems.

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

achieve the scale for Internet service that would result in effective competition to cable and DSL offerings. Thus, it is necessary for the two satellite TV companies to combine their efforts in order to have a realistic chance of success.


IV.      MERGER IS NECESSARY TO FOSTER COMPETITION

         We believe after the merger of EchoStar and Hughes, consumers nationwide will have the kind of competition to cable that members of Congress hoped for when they passed the 1996 Telecommunications Act. Indeed, the proposed merger between EchoStar and Hughes is a vital step toward bringing price and service competition to the MVPD marketplace.


1)       A HEALTHY MVPD MARKET CREATES COMPETITION

         The new EchoStar will become the first truly effective competitor to cable. However, some opponents of our merger would rather see two competitively weakened satellite TV providers rather than a single, combined, effective provider competing against the dominant and entrenched cable companies.

         Satellite TV providers have an economic mandate to price low and provide high quality service. This model has developed because of the tremendous upside potential of winning customers from cable's huge installed customer base, the risk of losing current satellite customers if our pricing is not competitive, and satellite TV's high fixed costs and low marginal costs. Moreover, the capital market's investment in satellite TV has been significantly premised on the expectation of continued growth, making any slow-growth strategy unpalatable to a critical constituency.

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

         Satellite TV providers compete with dozens of cable firms nationwide, each of which offers different price and quality combinations. Because satellite TV providers offer national distribution, they must compete rigorously with the most competitive of these cable companies, most of which offer a full array of digital services including Internet/telephony/video bundles.

         Digital cable's improved capabilities, in particular, threaten to take away satellite TV's most profitable, high-end customers who are the most willing to pay for the highest quality service. As the gap closes on our past advantages, the merger is the only way that satellite TV will be able to compete aggressively with cable's rapidly improving services.

         In addition, satellite TV faces competition from cable overbuilders, Regional Bell Operating Companies (RBOCs), and utility companies, which have offered video services to a substantial and growing portion of the U.S. population, especially where the most profitable customers are concentrated. These competitors' products, often including phone and data service, create even more uniformity than the varied cable offerings. In addition, C-Band is also strong in non-cable areas, and has been recently reinvigorated with the ability to offer digital, rather than analog, signals.


2)       BROADCASTERS AS NEW ENTRANT INTO MVPD MARKET

         In the past, the National Association of Broadcasters has consistently demanded from satellite TV providers that they must carry all local channels in as many cities as possible. As a result of the merger, the new EchoStar can better achieve the broadcasters' objectives. However, the broadcasters have recently reversed their course on this objective by opposing our merger. This opposition is on dubious grounds since they have recently received free digital spectrum. It may be that their true motivation for opposing the merger is to stifle competition, particularly

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

now that they have free channel capacity they can use to offer subscription television services and compete with cable, satellite and others in the MVPD market. Only with the merger will there be effective competition in the MVPD marketplace and only then will satellite TV be able to offer hundreds more local TV channels in over 100 markets and at least one city in all 50 states for approximately 85% coverage.


3)       UNIFORM, NATIONWIDE PRICING

         The benefits of competition between cable and satellite TV will not be limited to consumers in areas with cable TV service. Satellite TV service, as a matter of physics, is distributed nationally, and we will by necessity continue to offer nationwide prices for our services. Therefore, all of the benefits of the merger will be available to consumers across the country regardless of their community's terrestrial telecommunications infrastructure. This will be especially beneficial for rural consumers who have long been ignored by cable. With nationwide pricing, rural Americans will be able receive the full benefits of the increased competition between satellite and cable companies in urban and suburban areas. This is because the new EchoStar pricing and programming decisions will be driven by competition against the most competitive cable firms, including those that face significant competition from cable overbuilders or local MMDS systems, and consumers nationwide will reap the rewards.

         According to the FCC, only 3.4 percent of rural American homes are not passed by cable,7 constituting a small amount of homes. While the majority of these homes will have a choice between video services provided by the NRTC and their affiliates, the new EchoStar, or even other MVPD providers such as C-Band providers, we are sensitive to the concerns that

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competition in certain areas of rural America could potentially be reduced. That is why we have committed to nationwide pricing where all consumers, including rural Americans, will get the price benefits from the intense competition occurring in urban areas. We offer nationwide pricing today and we're willing to commit to this going forward so that rural areas will get the advantages of competitive prices occurring in urban areas that will provide more entertainment channels, high definition television, greater access to local TV channels, and specialty and educational channels.

         The new company will also continue to honor DirecTV's contract with the NRTC, which gives the co-op and its corporate partner, Pegasus, the ability to offer competitive DBS service from a single orbital position that covers the entire country. This will not change with the merger. In addition, consumers will be able to purchase service from DISH Network, which will likely continue to offer its brand name in these regions, and from its established network of dealers who have proven extremely effective at serving rural America. It is our hope that Pegasus and NRTC will continue to sell their product and continue to be aggressive in their territories as a competitive participant in the MVPD marketplace.

         There will be other competitors in this region besides the NRTC. C-Band, which offers a new digital service driven by Motorola, is strong in rural America. Cablevision and Dominion are video providers who also have FCC licenses to offer satellite TV service and have announced plans to expand their MVPD services in the near future. Proposed terrestrial and other wireless spectrum technologies, such as MMDS and those proposed by Northpoint Technologies, will also offer additional options for rural customers. EchoStar is not opposed to any of these technologies or similar competitors. However, like any other wireless licensee in other

---------------------
7 Source for number of rural consumers unserved by cable: FCC's Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Footnote #80 - December 1. Assessment released January

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spectrums, such as cellular services or digital services offered by network broadcasters, we are opposed to permitting electrical interference from other providers within the same spectrum in which we operate.

         While EchoStar does not oppose the emergence of new competitors in the MVPD market, we are opposing the proposal by Northpoint, one of the companies seeking to enter the multichannel delivery market by using wireless cable technologies, because NorthPoint's current proposal would interfere with the satellite reception of our established satellite TV customers. EchoStar's concerns about the electrical interference that Northpoint would cause our customers' satellite TV signals has been confirmed by an independent arbiter: after conducting tests required by Congress, the MITRE Corporation has concluded that such a new service would threaten "significant interference" for the satellite TV service, and that the benefit of any mitigation methods must be weighed against their cost as well as the interference that would remain.8 In the spirit of constructiveness, not obstruction, EchoStar has recently filed with the FCC a petition suggesting alternative frequencies, including the "CARS" frequencies - which are "next-door neighbors" to satellite TV frequencies as well as the MMDS frequencies, in an effort to find a suitable home for Northpoint's plan. The FCC has identified the CARS spectrum as a suitable place to increase spectrum usage. CARS spectrum is not currently used to serve consumers directly, eliminating any major interference concerns. Like the satellite TV spectrum, the CARS spectrum can be used to deliver MVPD service. Also similar to satellite TV spectrum, the CARS spectrum is used for point-to-point and point-to-multipoint technology, suggesting that a directional service like that proposed by Northpoint would be feasible on a spectrum-sharing

---------------------
2001.

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basis. Finally, like satellite TV, CARS offers a full 500 MHz of spectrum, meeting one of the conditions sought after by Northpoint. With our filing yesterday concerning this proposed solution, we hope that Congress will see that we are not opposed to competition. We are simply opposed to interference within the same spectrum.

         We welcome the competition, so long as it does not interfere with satellite TV service for approximately 15 million Americans receiving service from the new EchoStar.


V.       CONCLUSION

         Competition in the multichannel video marketplace continues to expand but will only reach fruition if satellite TV is allowed to become a truly effective competitor to the dominant and entrenched cable companies. The proposed combination of EchoStar and Hughes creates massive synergies and cost savings that enable the new EchoStar to offer more local TV channels into many more markets than ever before, faster introduction of Internet access, and the rapid advancement of high definition TV and interactive television services like video on demand. In effect, these new and expanded services will place satellite TV on a more level playing field with digital cable. As a result, American consumers will benefit by receiving competitive prices nationwide, both for current services and for new services that would not otherwise be available. Combining EchoStar and Hughes is the only way to provide truly effective competition to cable companies, which will benefit all consumers.

         We are confident that after a thorough evaluation, the DOJ and the FCC will find that the proposed merger will not violate antitrust laws, is in the public interest, and most importantly,

---------------------
8 Source: The MITRE Technical Report: Analysis of Potential MVDDS Interference to DBS in the 12.2-12.7 GHz band. April 2001.

will result in substantial, pro-competitive, consumer benefits in both rural and urban America. We look forward to working closely with these agencies and individuals in their reviews.

         I appreciate the opportunity to testify, and I am willing to answer any questions.

                                [ECHOSTAR LOGO]

                       ECHOSTAR COMMUNICATIONS CORPORATION



                                  CHARLIE ERGEN
              CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION

     Charlie Ergen started EchoStar Communications Corporation in 1980 under the name of EchoSphere, which sold C-band satellite TV dishes to rural homes in Colorado. Under his vision and leadership, EchoStar launched DISH Network in 1996, which has become the fastest growing direct-to-home satellite television company in the United States with over 6.4 million customers. In 1988, he received the Home Satellite TV Association Star Award. In June 1991, INC. Magazine named him Master Entrepreneur of the Year for the Rocky Mountain region. In 1996, he was recognized as the Rocky Mountain News Business Person of the Year. In 2000, Aviation Week Magazine named him Space Industry Business Man of the Year. Ergen was instrumental in fighting for consumer rights with the passage of the Satellite Home Viewer Improvement Act in 1999 which gave American consumers the right to watch local TV channels via satellite. He's also testified before Congress regarding other video competition issues on numerous occasions and was a co-founder of the Satellite Broadcasting Communications Association. He received his B.S. in General Business and Accounting from the University of Tennessee and his M.B.A from the Babcock Graduate School of Management at Wake Forest University.

                         TESTIMONY OF CHARLES W. ERGEN,

              CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION
         BEFORE THE SUBCOMMITTEE ON TELECOMMUNICATIONS AND THE INTERNET
                     OF THE COMMITTEE ON ENERGY AND COMMERCE
                          U.S. HOUSE OF REPRESENTATIVES
                                DECEMBER 4, 2001

         Mr. Chairman, Mr. Markey, and distinguished members of this Subcommittee, on behalf of EchoStar Communications Corporation, I want to thank you for inviting our company to discuss video competition issues and how the merger of EchoStar Communications Corporation (EchoStar) and Hughes Electronics Corporation (Hughes) will promote competition and provide much needed benefits for American consumers. We would also like to outline for you why we believe the merger should and will win antitrust approval from the Department of Justice
(DOJ) and regulatory approval from the Federal Communications Commission (FCC).

         EchoStar started 21 years ago providing large, C-band satellite TV dishes to rural Americans. In 1996, we launched the small dish satellite TV service called DISH Network and it has become the leader in the pay television industry in offering low prices for superior, digital television products.

         The planned merger with Hughes resulting in the new EchoStar will be a huge advance in our long-standing mission to compete with the dominant and entrenched cable companies. Satellite TV providers have limited, scarce spectrum to broadcast programming, and right now, DISH Network and DirecTV each broadcast hundreds of duplicate channels. The merger will end this wasteful redundancy and offer consumers more programming such as: local broadcast channels available via satellite to more markets; greatly expanded high-definition television programming; pay-per-view and video-on-demand services and educational, specialty and foreign-language programming; and other new and improved product offerings, including interactive TV services. The merger will also allow us to reduce the rates we pay programmers which will create greater value for consumers. The combined company will also help bridge the rural/urban "digital divide" through the rapid development of an affordable, satellite-based, two-way, always on, high-speed Internet access product available to both rural and urban areas.

         Program access rules need to remain intact because cable remains the dominant platform and has an incentive to withhold programming. We cannot, however, offer consumers a competitive product if we do not carry the programming that consumers expect, including cable-owned networks. By prohibiting cable-owned programmers from refusing to sell their product to us, the program access law opened the door to meaningful competition against cable.

         While EchoStar does not oppose the emergence of new competitors in the MVPD market, we are opposing the proposal by Northpoint, because NorthPoint's current proposal would cause electrical interference with the satellite reception of our established satellite TV customers as confirmed by the MITRE Corporation's testing. EchoStar has recently filed with the FCC a petition suggesting alternative frequencies, including the "CARS" frequencies - which are "next-door neighbors" to satellite TV frequencies as well as the MMDS frequencies, in an effort to find a suitable home for Northpoint's plan. We hope that Congress will see that we are not opposed to competition. Rather, we welcome competition, so long as it does not interfere with satellite TV service for approximately 15 million Americans receiving service from the new EchoStar.

         On behalf of EchoStar, I thank you for allowing us to testify here about our proposed merger and other video competition issues, and we look forward to working closely with Congress and the appropriate governmental agencies in their reviews.

                         TESTIMONY OF CHARLES W. ERGEN,
              CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION
         BEFORE THE SUBCOMMITTEE ON TELECOMMUNICATIONS AND THE INTERNET
                     OF THE COMMITTEE ON ENERGY AND COMMERCE
                          U.S. HOUSE OF REPRESENTATIVES
                                DECEMBER 4, 2001

         Mr. Chairman, Mr. Markey, and distinguished members of this Subcommittee, on behalf of EchoStar Communications Corporation, I want to thank you for inviting our company to discuss video competition issues and how the merger of EchoStar Communications Corporation (EchoStar) and Hughes Electronics Corporation (Hughes) will promote competition and provide much needed benefits for American consumers. We would also like to outline for you why we believe the merger should and will win antitrust approval from the Department of Justice
(DOJ) and regulatory approval from the Federal Communications Commission (FCC).

I.       ECHOSTAR'S LONG HISTORY OF COMPETING AGAINST CABLE

         EchoStar started 21 years ago providing large, C-band satellite TV dishes to rural Americans. The demand grew quickly as consumers, schools and businesses sought television service in areas untouched by cable or off-air network TV signals. In 1996, we launched the small dish satellite TV service called DISH Network to provide competitive television services to urban and suburban consumers as well as those in rural areas. Since its debut, EchoStar's DISH Network has been the leader in the pay television industry in offering low prices for superior, digital television products. Other notable items about EchoStar include the following:

          a) EchoStar began lowering its prices for satellite TV equipment to offer affordable or even free equipment and switched its annual programming fees for consumers to monthly rates, all in an attempt to compete better with cable companies.

          b) Today, DISH Network offers consumers four main programming packages starting with America's Top 50 for $21.99 per month for over 60 channels that include the best in entertainment, sports, news and children's programming. The top programming package available from DISH Network is America's Everything Pak for $69.99 which offers 200 channels, including premium movie packages such as the popular HBO and Showtime.

          c) We have been ranked number one in 2 of the last 3 years in the J.D. Power and Associate's customer satisfaction survey among satellite and cable TV subscribers.

          d) A study by the University of Michigan Business School also rated EchoStar's DISH Network number one in overall customer satisfaction in 2001.1

          e) We currently have 6 high-power direct broadcast satellites in orbit, and we expect to launch three more satellites within the next 2 years to expand our local TV channel service, to comply with must-carry rules and to offer other services.

          f) We have invested billions of dollars and extensive technological resources to compete vigorously in the marketplace with cable and to make satellite technology affordable and accessible for all Americans.

II.      OVERVIEW OF PROVIDING EFFECTIVE COMPETITION TO CABLE

--------------------
1 Source: American Customer Satisfaction Index, University of Michigan Business School, August 2001.

         The planned merger with Hughes resulting in the new EchoStar will be a huge advance in our long-standing mission to compete with the dominant and entrenched cable companies. Satellite TV providers have limited, scarce spectrum to broadcast programming, and right now, DISH Network and DirecTV each broadcast hundreds of duplicate channels. For instance, both companies broadcast the same two C-SPAN channels, the same Disney channels, and so on. The merger will end this wasteful redundancy and offer consumers more programming such as the following: local broadcast channels available via satellite to more markets; greatly expanded high-definition television programming; pay-per-view and video-on-demand services and educational, specialty and foreign-language programming; and other new and improved product offerings, including interactive TV services. The merger will also allow us to reduce the rates we pay programmers which will create greater value for consumers, especially by ending the practice of programming providers charging satellite TV companies higher rates than they do cable companies. The combined company will also help bridge the rural/urban "digital divide" through the rapid development of an affordable, satellite-based, two-way, always on, high-speed Internet access product available to both rural and urban areas. New and better products, efficient operations, and more vigorous competition are precisely those things that the antitrust laws are meant to promote. That is why we believe that this merger will win the support of the DOJ and FCC.

         We want to talk to you today about how Congress can spur competition in the MultiChannel Video Programming Distribution (MVPD) marketplace. Specifically, Congress should: (1) support the efforts of EchoStar and Hughes in combining their satellite TV resources and spectrum to create an aggressive competitor to cable; and (2) continue to address and improve upon the role of program access regulation in preserving a competitive and diverse MVPD landscape; and (3) encourage new entrants to the MVPD market without damaging the viability of existing providers.

III. THE PROPOSED COMBINATION OF ECHOSTAR AND HUGHES WILL ALLOW SATELLITE TV TO BECOME A TRULY EFFECTIVE COMPETITOR TO CABLE

         Providing competition against cable remains the single most important focus of satellite TV. DirecTV and DISH Network are the nation's third and sixth largest MVPD providers, which after the merger would consist of about 15 million combined subscribers, or 17% of the MVPD market. By contrast, the dominant and entrenched cable companies control about 80% of the MVPD market with nearly 70 million subscribers, according to the FCC's Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming.2 In fact, the top 10 largest cable firms such as AT&T, AOL-Time Warner, Comcast, Charter, and others account for over 61 million cable customers.3

          1.)  SATELLITE TV FACES BARRIERS TO EFFECTIVE COMPETITION AGAINST
               CABLE

         Satellite TV has worked diligently to compete with cable by offering technologically superior products and services, such as 100 percent digital channels and expansive channel choices. However, despite satellite TV's lower pricing and better products, EchoStar and

--------------------

2 FCC's Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, published January 2001.

3 Source: Cablevision Magazine Database, October 22, 2001. Basic subscriber counts are provided by MSOs and systems to Cablevision Magazine.

Hughes' ability to compete with cable has been hampered by several barriers, such as the following:

     1) We are constrained in offering local broadcast TV channels and other desirable programming to consumers due to constraints on scarce and limited satellite spectrum allocated by the government,

     2) We have a small market share of customers compared to cable operators which creates difficulties in purchasing necessary programming from cable programmers at reasonable rates,

     3) The burden of complying with must-carry rules, which force satellite TV providers to add hundreds of less popular channels in markets where we carry local network TV channels,

     4) Satellite companies today do not have a high speed Internet service option that can effectively compete against cable's bundled Internet and video services.

         This competitive imbalance has permitted cable companies to maintain their dominant market share while raising their prices an average of 6% per year over the last 10 years, more than twice the rate of inflation4. At the same time, satellite TV has maintained low monthly rates for service with minimal rate increases and even then, well below the rate of inflation. Satellite TV equipment prices have dropped, and the equipment has even been offered for free in competitive promotions. In contrast to cable's recently announced round of rate increases, our recent "I Like 9" promotion offered consumers over 100 channels for only $9 a month for one year.

         Over the past several years, to its credit, the cable industry responded to the competitive threat of satellite TV by introducing new products like digital cable, broadband, and telephony. The only way to remove the barriers to competition for satellite TV and realize a more competitive marketplace is by taking advantage of the extraordinary efficiencies and synergies created by combining EchoStar and Hughes. Currently, the two satellite TV providers broadcast approximately 200 of the same entertainment, news and sports channels, and with the advent of must carry rules on Jan. 1, 2002, both satellite TV companies will broadcast over 300 more of the same local and national TV channels for a total of over 500 duplicated channels. In other words, approximately 90% of the DBS spectrum will be wastefully repeated. These redundant transmissions are an inefficient use of limited, scarce satellite spectrum, and they prevent satellite TV providers from delivering other much needed content, such as local TV channels into more local areas or more high definition TV channels.

          2.)  BENEFITS OF PROPOSED MERGER

         By eliminating this duplication, we will be able to offer hundreds of new channels of attractive content such as high definition television and local channels in more markets. This extraordinary increase in capacity will permit satellite TV to offer a wide variety of additional programming and services to consumers, including these benefits:

     a) The new EchoStar will expand local network television coverage from the current 42 markets the companies serve to over 100 markets, with local TV channels offered in at least one city in each state, including Alaska and Hawaii. This will provide local TV service to about 85% of U.S. households. This increase in the ability to serve

---------------------

4    Source:  Kagan World Media.

          local communities will eliminate the reason that consumers cite most often when deciding not to subscribe to satellite TV - the inability to receive their local broadcast channels.

     b) The efficiencies from the merger will also allow the new EchoStar to offer more bandwidth-intensive HDTV programming with a minimum of 12 different channels. By offering a critical mass of HDTV programming, satellite TV could help jumpstart HDTV adoption, which has stagnated due to lack of the necessary bandwidth and the slow conversion by broadcasters and cable operators to this new medium. Our commitment to HDTV will provide incentives for programmers to increase HDTV programming, for manufacturers to market their HDTV sets more aggressively, for consumers to buy more HDTV sets, and for competitors like cable and network broadcasters to upgrade their HDTV capabilities, all resulting in lower prices for equipment and more HDTV channel choices for consumers.

     c) As a result of the merger, the efficiencies that are created will make more bandwidth available for additional pay-per-view services as well as the necessary bandwidth and equipment development needed to compete against cable's new video-on-demand technologies.

     d) Provide increased educational programming such as tele-medicine for rural areas, as well as more specialty and foreign-language programming,

     e) The additional bandwidth will also allow the development of new and expanded interactive services such as localized weather and traffic, detailed point-and-click news and sports information, and television commerce shopping.

     f) The merger will also allow the new company to expedite the introduction of affordable, always-on, two-way, high-speed satellite Internet access.

          The enhanced product offerings enabled by the merger will make satellite TV a much stronger competitor to cable and will force cable to respond in a similar manner. The American consumer ultimately wins by having a better satellite TV competitor to cable in the MVPD landscape.

IV. PROGRAM ACCESS RULES BROUGHT REAL COMPETITION AND SHOULD BE PRESERVED AND STRENGTHENED

         The program access statute that Congress enacted in 1992 is a true policy success story. No single governmental act is more responsible for the success of the satellite TV industry and for MVPD competition generally. We cannot offer consumers a competitive product if we do not carry the programming that consumers expect, including cable-owned networks. In fact, as was the case when Congress enacted the statute in 1992, many of today's highest rated program networks are owned in part or wholly by cable operators, including HBO, TNT, and CNN. By prohibiting cable-owned programmers from refusing to sell their product to us, the program access law opened the door to meaningful competition against cable.

         Congress gave the FCC the ability to either let this prohibition on exclusive contracts sunset next year or to extend it. As we told the FCC yesterday in our comments concerning this proceeding, we believe that the prohibition on exclusivity is as important today as it was when Congress first enacted it. First, the fully competitive market that Congress envisioned stemming from the program access rules has not yet materialized. Cable remains the dominant platform and has an incentive to withhold programming from companies that take away its subscribers.

         We see this most clearly in the regional sports networks, which I will describe in more detail, where cable refuses to sell popular programming to satellite TV companies, giving up a huge potential source of revenue in order to hobble a competitor.

         Second, the ability of satellite TV to compete would be severely undermined by exclusive deals covering popular networks that are vertically integrated with cable operators and exclusive deals covering relatively minor networks. In both instances, consumers would be left with less than the full complement of channels. One of our industry's primary competitive advantages is that of price - offering the American consumer the same or more for less money. That is the competitive pressure Congress sought to impose on the cable industry. However, if we are forced to offer fewer channels for less money, our ability to effectively compete against cable evaporates.

         Third, EchoStar is not vertically integrated with program producers. Because we do not own or create the programming content, we are totally dependent on an open and competitive programming market to serve our customers.

         Fourth, even after EchoStar and Hughes combine, the dominant and entrenched cable industry collectively will still control about 80% of the MVPD market and will be able to invest jointly in programming ventures much more heavily than the new EchoStar ever could. Such programming, if allowed to be a cable exclusive, would be leveraged to the disadvantage of satellite TV providers and consumers.

         Cable's activities in the regional sports programming context not only shine light on how far cable is willing to go to undermine satellite TV competition, but they expose a shortcoming in the existing law that Congress and the FCC should address. Specifically, the 1992 statute defined the relevant programming as "satellite cable programming," meaning that the cable operator receives programming at the headend via satellite. That was an accurate technological description in 1992, but today with the abundance of terrestrial fiber, many cable operators are delivering programming to the headend terrestrially, thereby avoiding the program access rules.

         Comcast, for example, is a dominant cable company that owns two-thirds of the Philadelphia Flyers, the Philadelphia 76ers, and holds a stake in the Philadelphia Phillies while also holding investments in the teams' arenas and other related interests. In 1997, it launched its own sports network called Comcast SportsNet, which owns the rights to the televised games of each of these popular sports teams. Comcast refuses to make this wildly popular sports network available to its competitors in the Philadelphia market, using the program access loophole as protection.

         Cablevision, which provides service in the New York area, owns the New York Rangers, Knicks, and their TV home, the Madison Square Garden Network. In early 1999, Cablevision revised its sports programming distribution system from satellite to terrestrial so as to preclude RCN's carriage of their sports network. Last year, RCN filed a complaint against Cablevision because Cablevision would not provide access to the Madison Square Garden Network, claiming a terrestrial exception from the program access rules.

         EchoStar's inability to provide local team sports programming has a direct effect on our ability to compete in these markets. Just as we would not be able to compete effectively with cable nationwide if we did not offer HBO, we cannot compete effectively in Philadelphia if we do not carry the Flyers or 76ers.

         Congress and the FCC can address these anomalies in the competitive landscape by closing the terrestrial loophole and extending program access rules. Technology has changed since 1992 and the law should reflect that. The means of delivering programming should not determine whether the MVPD market is competitive.

V. NEW ENTRANTS SHOULD BE PERMITTED TO ENTER THE MVPD MARKET PROVIDED THEY DO NOT CAUSE SPECTRUM INTERFERENCE

         According to the FCC, only 3.4 percent of rural American homes are not passed by cable,5 constituting a small amount of homes. While the majority of these homes will have a choice between video services provided by the National Rural Telecommunications Cooperative (NRTC) and their affiliates, the new EchoStar or other MVPD providers such as the C-Band providers, we are sensitive to the concern that competition in rural America could potentially be reduced. That is why we have committed to nationwide pricing where all consumers, including rural Americans, will get the same price benefits from the intense competition occurring in urban areas. We offer nationwide pricing today and we're willing to commit to this going forward so that rural areas will get the advantages of competitive prices occurring in urban areas for more entertainment channels, high definition television, greater access to local TV channels, specialty and educational channels and high speed Internet.

          1.   THE NEW ECHOSTAR WILL COMPETE AGAINST MANY OTHERS

         The new company will also continue to honor DirecTV's contract with the NRTC, which gives the co-op and its corporate partner, Pegasus, the ability to offer competitive DBS service from a single orbital position that covers the entire country. This will not change with the merger. In addition, consumers will be able to purchase service from DISH Network, which will likely continue to offer its brand name in these regions, and from its established network of dealers who have proven extremely effective at serving rural America. It is our hope that Pegasus and NRTC will continue to sell their product and continue to be aggressive in their territories as a competitive participant in the MVPD marketplace.

         There will be other competitors in this region besides the NRTC. C-Band, which offers a new digital service driven by Motorola, is strong in rural America. Cablevision and Dominion are video providers who also have FCC licenses to offer satellite TV service and have announced plans to expand their MVPD services in the near future. Proposed terrestrial and other wireless spectrum technologies, such as MMDS and those proposed by Northpoint Technologies, will also offer additional options for rural customers. EchoStar is not opposed to any of these technologies or similar competitors. However, like any other wireless licensee in other spectrum frequencies, such as cellular services or digital services offered by network broadcasters, we are opposed to having interference from other providers within the same spectrum in which we operate.

          2.   INTERFERENCE OF SATELLITE TV SIGNALS HURTS COMPETITION

         While EchoStar does not oppose the emergence of new competitors in the MVPD market, we are opposing the proposal by Northpoint, one of the companies seeking to enter the multichannel delivery market by using "wireless cable technologies" because NorthPoint's current proposal would interfere with the satellite reception of our established satellite TV customers. EchoStar's concerns about the electrical interference that Northpoint would cause to

----------------------

5 Source for number of rural consumers unserved by cable: FCC's Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Footnote #80, December 1. Assessment released January our customers' satellite TV signals have been confirmed by an independent arbiter: after conducting tests required by Congress, the MITRE Corporation has concluded that such a new service would threaten "significant interference" for the satellite TV service, and that the benefit of any mitigation methods must be weighed against their cost as well as the interference that would remain.6 In the spirit of constructiveness, not obstruction, EchoStar has recently filed with the FCC a petition suggesting alternative frequencies, including the "CARS" frequencies - which are "next-door neighbors" to satellite TV frequencies as well as the MMDS frequencies, in an effort to find a suitable home for Northpoint's plan.

         The FCC has identified the CARS spectrum as a suitable place to increase spectrum usage. CARS spectrum is not currently used to serve consumers directly, eliminating any major interference concerns. Like the satellite TV spectrum, the CARS spectrum can be used to deliver MVPD service. Also similar to satellite TV spectrum, the CARS spectrum is used for point-to-point and point-to-multipoint technology, suggesting that a directional service like that proposed by Northpoint would be feasible on a spectrum-sharing basis. Finally, like satellite TV, CARS offers a full 500 MHz of spectrum, meeting one of the conditions sought by Northpoint.

         With our filing yesterday concerning this proposed solution, we hope that Congress will see that we are not opposed to competition. Rather, we welcome the competition, so long as it does not interfere with satellite TV service for approximately 15 million Americans receiving service from the new EchoStar.


--------------------

2001.

6 Source: The MITRE Technical Report: Analysis of Potential MVDDS Interference to DBS in the 12.2-12.7 GHz band. April 2001.

VI.      CONCLUSION

         Competition in the MVPD marketplace is developing but will only reach fruition if satellite TV is allowed to become a truly effective competitor to the dominant and entrenched cable companies. Through the proposed combination of EchoStar and Hughes, a continued ban on exclusive agreements between cable-owned programmers and the cable operators, an improved program access rule addressing the terrestrial loophole, and a reasonable approach to allowing new MVPD competitors without damaging existing ones, Congress can help make truly effective competition a reality and provide new product benefits to the American consumer.

         ON BEHALF OF ECHOSTAR, I THANK YOU FOR ALLOWING US TO TESTIFY HERE ABOUT OUR PROPOSED MERGER AND OTHER VIDEO COMPETITION ISSUES, AND WE LOOK FORWARD TO WORKING CLOSELY WITH CONGRESS AND THE APPROPRIATE GOVERNMENTAL AGENCIES IN THEIR REVIEWS. I AM WILLING TO ANSWER ANY QUESTIONS.

                                [ECHOSTAR LOGO]
                      ECHOSTAR COMMUNICATIONS CORPORATION

                                 CHARLIE ERGEN
             CHAIRMAN AND CEO, ECHOSTAR COMMUNICATIONS CORPORATION


         Charlie Ergen started EchoStar Communications Corporation in 1980 under the name of EchoSphere, which sold C-band satellite TV dishes to rural homes in Colorado. Under his vision and leadership, EchoStar launched DISH Network in 1996, which has become the fastest growing direct-to-home satellite television company in the United States with over 6.4 million customers. In 1988, he received the Home Satellite TV Association Star Award. In June 1991, INC. Magazine named him Master Entrepreneur of the Year for the Rocky Mountain region. In 1996, he was recognized as the Rocky Mountain News Business Person of the Year. In 2000, Aviation Week Magazine named him Space Industry Business Man of the Year. Ergen was instrumental in fighting for consumer rights with the passage of the Satellite Home Viewer Improvement Act in 1999 which gave American consumers the right to watch local TV channels via satellite. He's also testified before Congress regarding other video competition issues on numerous occasions and was a co-founder of the Satellite Broadcasting Communications Association. He received his B.S. in General Business and Accounting from the University of Tennessee and his M.B.A from the Babcock Graduate School of Management at Wake Forest University.

[Slide]

================================================================================

          [ECHOSTAR LOGO]                         [HUGHES LOGO]


                                     MERGER

[Slide]

                             ECHOSTAR/HUGHES MERGER
            Only Small Percentage of Multi-Channel Video Programming
                           Distribution (MVPD) Market
================================================================================

                                   [GRAPHIC]
                                  [Pie Chart]
                         -----------------------------
                         CABLE                    80%*
                         DISH Network DirecTV     17%
                         NRTC and others          3%
                         -----------------------------


EchoStar/Hughes merger is very small compared to dominant/entrenched cable companies but still provides the first true and meaningful competition to cable.


*Source: Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming January 2001
          Federal Communications Commission

[Slide]

                             ECHOSTAR/HUGHES MERGER
                    Provides First True Competition to Cable
================================================================================

                                   [Graphic]
--------------------------------------------------------------------------------
                                                            [Text in Box]
                                                       -------------------------
-----------------------                                More competitive
[Dish Network Logo             [Text in Box]           nationwide pricing for
and DirecTV Logo in Two     -------------------        American consumers
Intersecting Circles]       Level playing field        -------------------------
-----------------------     with cable for
  CONSOLIDATION OF      =   programming             =       [Text in Box]
    SUBSCRIBERS             negotiations               -------------------------
                            -------------------        Creation of new
                                                       independent programming
                                                       businesses
                                                       -------------------------
--------------------------------------------------------------------------------

[Slide]

                             ECHOSTAR/HUGHES MERGER
                  Results in Efficient Use of Scarce Spectrum
================================================================================

                                   [Graphic]
--------------------------------------------------------------------------------
  [Dish Network Logo
and DirecTV Logo in Two                                [Dish Network Logo
  Intersecting Circles]                         and DirecTV Logo in One Circle]
----------------------------                  ---------------------------------
Dish Network = 600+ channels      [Arrow]            o HDTV
DirecTV      = 600+ channels                         o PPV and VOC
----------------------------                         o Local broadcasts
    Duplication of over                              o Specialty & education
       500* channels                                 o Foreign language
                                                     o Interactive
                                              ==================================
                                                 Eliminates redundant use of
                                                           spectrum
--------------------------------------------------------------------------------

                      SPECTRUM SAVINGS = CONSUMER BENEFITS
o    Spectrum efficiencies translate to lower programming prices nationwide
o    Expanded High-Definition Television to over 12 channels nationwide
o    More local markets - 85% of U.S. homes in 100+ cities
o    More Pay-Per-View (PPV) & Video-On-Demand (VOD) now feasible via satellite
o    More specialty & educational programming
o    More foreign-language programming
o    Next generation interactive services for all Americans nationwide

                                             * Jan. 1, 2002 including must-carry

[Slide]

                             ECHOSTAR/HUGHES MERGER
                Results in Consumer Benefits for American Public
================================================================================

           50% cost savings for satellite broadband high-speed internet services to consumers nationwide, including rural

                    o Bridges digital divide


                                    [GRAPHIC]
               [Picture of Map of United States and a Satellite]

               Satellite broadband is:

                    o Deployable everywhere
                    o Cost effective everywhere
                    o Same quality everywhere
                    o "Always-on" service everywhere

[Slide]

                             ECHOSTAR/HUGHES MERGER
                Eliminates Inefficient Use of Scarce DBS Specrum
================================================================================

                             Current Local Markets

                                   [GRAPHIC]
               [Picture of Map of United States with Shaded Areas]

          o EchoStar and Hughes currently serve only 42 local markets
          o 35 local markets currently served by by EchoStar and Hughes
          o Eliminating duplication = more local markets served

[Slide]

                             ECHOSTAR/HUGHES MERGER
     Will Serve 100+ Markets and 85% of U.S. Households With Local Channels
================================================================================

                                   [GRAPHIC]
               [Picture of Map of United States with Shaded Areas]

            Potential to have 100+ local markets in all 50 states -
                         no duplication of spectrum use.

[Slide]

                             ECHOSTAR/HUGHES MERGER
    Potential to Serve Over 100+ Markets & at Least One City in All 50 States
================================================================================

                                   [GRAPHIC]
                       [Picture of Map of United States
                     with the Following Cities Listed on it]

Anchorage                 Dallas/Ft. Worth             Manchester
Seattle                   Houston                      Providence
Portland                  San Antonio                  Hartford
Sacramento                Minneapolis/St. Paul         Buffalo
San Francisco             Milwaukee                    New York
Fresno                    Chicago                      Pittsburgh
Los Angeles               Des Moines                   Philadelphia
San Diego                 St. Louis                    Baltimore
Honolulu                  Little Rock                  Wilmington
Great Falls               New Orleans                  Washington, D.C.
Boise                     Grand Rapids                 Richmond
Salt Lake City            Detroit                      Charleston
Las Vegas                 Cleveland                    Roanoke
Tucson                    Columbus                     Raleigh/Durham
Phoenix                   Cincinnati                   Charlotte
Cheyenne                  Indianapolis                 Greensboro
Denver                    Louisville                   Greenville
Albuquerque               Nashville                    Atlanta
Fargo                     Memphis                      Jacksonville
Sioux Falls               Birmingham                   Orlando
Lincoln                   Jackson                      Tampa/St. Petersburg
Kansas City               Portland                     West Palm
Wichita                   Burlington                   Miami
Oklahoma City             Boston

In connection with the proposed transactions, General Motors Corporation (GM), Hughes Electronics Corporation (Hughes) and EchoStar Communications Corporation (EchoStar) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SECs website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GMs solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.